Exhibit 99.1

ReneSola Ltd. Announces First Quarter 2012 Results

Exceeds guidance with revenues of US$211.5 million

Exceeds guidance with record solar wafer and module shipments of 466 MW

JIASHAN, China, May 11, 2012 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q1 2012 were 466.0 megawatts (“MW”), exceeding Company guidance and representing an increase of 37.1% from 339.9 MW in Q4 2011.

•	Q1 2012 net revenues were US$211.5 million, exceeding Company guidance and representing an increase of 12.7% from US$187.7 million in Q4 2011.

•	Q1 2012 gross loss was US$8.0 million with a gross margin of negative 3.8%, which included a $12.2 million write-down for inventory, compared to a gross loss of US$43.4 million with a gross margin of negative 23.1% in Q4 2011.

•	Q1 2012 operating loss was US$37.8 million with an operating margin of negative 17.9%, compared to an operating loss of US$52.7 million with an operating margin of negative 28.1% in Q4 2011.

•	Q1 2012 net loss was US$40.2 million, representing basic and diluted loss per share of US$0.23, and basic and diluted loss per American depositary share (“ADS”) of US$0.47.

•	Cash and cash equivalents plus restricted cash were $388.3 million as of the end of Q1 2012, compared to US$437.4 million as of the end of Q4 2011.

“We continue to navigate what remains a challenging and substantially oversupplied global solar market by aggressively managing our costs,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “At the same time, however, we have seen steady improvement in our module sales and have built up a backlog of orders, which we are confident will continue to increase. As such, we are working to leverage our R&D advantages in wafer technology, and specifically our Virtus wafer products, to produce higher-efficiency Virtus modules, which deliver a power output of 245 W to 255 W. Our Virtus modules will use our self-manufactured Virtus wafers, which represent ReneSola’s core competitive strengths in wafer R&D and technology. On May 17, we will formally announce and kick-off marketing for our high-efficiency modules and diamond-steel wires at the Shanghai New Exhibition Center (SNEC) PV Power Expo. Additionally, our polysilicon project remains on track, and will give us important flexibility as the market continues to evolve.”

First Quarter 2012 Results

Solar Wafer and Module Shipments

	1Q12	4Q11	1Q11	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	466.0	339.9	330.4	37.1%	41.0%
Wafer Shipments (MW)	375.1	245.4	243.5	52.9%	54.0%
Module Shipments (MW)	90.9	94.5	86.9	(3.8%)	4.6%

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The sequential increase in solar product shipments was the result of strong demand from European markets, particularly Germany.

Net Revenues

	1Q12	4Q11	1Q11	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$211.5	$187.7	$359.2	12.7%	(41.1%)

Revenues in Q1 2012 increased quarter over quarter, with a decrease in the average selling price (“ASP”) of solar wafers and modules to US$0.33 per watt (“W”) and US$0.84/W, respectively, offset by an increase in solar wafer shipments.

Gross Profit (Loss)

	1Q12	4Q11	1Q11	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	($8.0)	($43.4)	$101.2	-	(107.9%)
Gross Margin	(3.8%)	(23.1%)	28.2%	-	-

The sequential decrease in gross loss was primarily due to lower costs and improved margins on the Company’s solar products, offset by an inventory write-down of US$12.2 million, primarily as a result of the decline in the price of polysilicon.

Operating Income (Loss)

	1Q12	4Q11	1Q11	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$29.8	$9.3	$25.6	220.4%	16.4%
Operating Income (Loss) (US$mln)	($37.8)	($52.7)	$75.6	-	(150.0%)
Operating Margin	(17.9%)	(28.1%)	21.0%	-	-

The sequential increase in operating expenses was primarily due to the one-time gain of US$13.5 million arising from the forfeiture of a prepaid deposit due to the breach of a solar wafer contract by one of the Company’s clients in Q4 2011. Operating expenses represented 14.1% of total revenues in Q1 2012, compared to 5.0% in Q4 2011.

Foreign Exchange Gain

The Company had a foreign exchange gain of US$0.8 million in Q1 2012, primarily due to the appreciation of the renminbi (“RMB”). The Company also recognized a US$0.04 million gain on derivatives in Q1 2012, compared to a gain of US$3.6 million in Q4 2011.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	1Q12	4Q11	1Q11
Net Income (Loss) (US$mln)	($40.2)	($36.7)	$43.3
Diluted Earnings (Loss) Per Share	($0.23)	($0.21)	$0.24
Diluted Earnings (Loss) Per ADS	($0.47)	($0.43)	$0.49

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Business Highlights

Research and Development (“R&D”)

In Q1 2012, ReneSola continued to make progress in producing and manufacturing high-efficiency wafers and modules, in particular its Virtus modules. As the Company continues to succeed in improving its Virtus wafer technology, additional benefits will be seen in its high-efficiency Virtus modules, which the Company expects to become increasingly successful in the market. In addition, the Company will start to develop low-oxygen concentration solar wafers, which the Company believes will help improve conversion efficiencies, as well as the attenuation rate of module efficiency.

The Company recently developed a new technology to recycle products at the polysilicon manufacturing stage, which will help reduce costs. The Company also continues to research the use of carbon composite materials, which the Company believes will help lower costs and expose the Company to new markets.

Module Business

ReneSola delivered 90.9 MW of solar modules in Q1 2012, of which 10 MW were Virtus modules. At present, the Company’s module manufacturing has reached its maximum capacity as a result of strong sales generated by its new regional sales teams. The Company expects to ship approximately 150 MW to 170 MW of solar modules in Q2 2012, of which 55 MW are expected to be Virtus modules. For the full year 2012, the Company expects to ship approximately 600 MW of solar modules, of which 200 MW are expected to be Virtus modules. The Company expects to continue to see strong demand for high-efficiency, high-quality products such as the Virtus modules. Accordingly, the Company will increase its module production capacity to 1.2 GW for modules by the end of Q2 2012.

For Q1 2012, the Company’s total module manufacturing cost was approximately US$0.74/W. This resulted in a gross margin of approximately 9.0% for the Company’s solar module business in Q1 2012. The Company will continue to reduce its module manufacturing costs through a reduction in material costs and improvements in its manufacturing methods, and capitalize on the business’s higher margins relative to wafer production. The Company expects total module processing cost to decrease to below US$0.70/W for 2Q 2012.

Wafer Business

ReneSola is now producing high-efficiency Virtus wafers with a conversion efficiency of 18.2%, which is close to monocrystalline wafer conversion efficiency. The Company’s blended non-silicon wafer processing cost was US$0.19/W in Q1 2012, a decrease from US$0.20/W in Q4 2012. Since the end of Q1 2012, blended non-silicon wafer processing cost has been reduced to US$0.18 as a result of continued cost-reduction efforts, including the reduced use of electricity and raw materials, as well as lower-priced raw materials. The successful execution of the Company’s cost-reduction strategies should allow the Company to reduce its blended non-silicon wafer processing cost to US$0.17/W by the end of 2Q 2012 and to US$0.15/W by the end of 2012.

Polysilicon Update

In Q1 2012, ReneSola produced approximately 900 metric tons (“MT”) of polysilicon, which while higher than expected, represented a decrease from approximately 1,089 MT in Q4 2011 as a result of upgrades and maintenance on the state-owned power grid connected to the Company’s polysilicon plant. At the end of Q1 2012, the Company had a polysilicon production capacity of 4,000 MT. The Company expects polysilicon production capacity to reach 10,000 MT through Phase II of its polysilicon production plant by the end of 2012.

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ReneSola’s Sichuan polysilicon plant remains central to the Company’s long-term manufacturing and cost-reduction strategy. The Company’s internal polysilicon production cost increased to approximately US$33 per kilogram (“kg”) for Q1 2012, compared to approximately US$30/kg at the end of Q4 2011, as a result of maintenance and equipment upgrades. Since the end of Q1 2012, polysilicon production cost has returned to approximately US$30/kg and is expected to decrease to approximately $25/kg by the end of Q2 2012. Total internal polysilicon production cost is expected to decrease further to an average of approximately US$22/kg by the end of 2012 once Phase II of the Company’s polysilicon production plant is operational. The Company expects Phase II to have stand-alone polysilicon costs of under $20/kg.

Liquidity and Capital Resources

Net cash and cash equivalents plus restricted cash were US$388.3 million at the end of Q1 2012, compared to US$437.4 million at the end of Q4 2011. Total debt was US$800.8 million in Q1 2012, compared to US$715.6 million in Q4 2011, excluding US$111.6 million due in convertible notes.

Capital expenditures were US$45 million for Q1 2012. Short-term borrowings were US$662.6 million in Q1 2012, an increase from US$570.9 million in Q4 2011.

2012 Capacity Expansion Plans and Related CAPEX

The Company expects to spend approximately US$70 million in Q2 2012 to expand its solar module and polysilicon production capacity, as well as improve its manufacturing processes.

Management Changes

Mr. Charles Ding, the Company’s former vice president of global sourcing, has left the Company, effective this month.

Outlook

For Q2 2012, the Company expects total solar wafer and module shipments to be in the range of 460 MW to 480 MW, with module shipments of 150 MW to 170 MW, and revenues to be in the range of US$200 million to US$220 million with positive gross margins.

For the full year 2012, the Company’s outlook is unchanged, with total solar wafer and module shipments expected to be in the range of 1.8 GW to 2.0 GW.

Conference Call Information

ReneSola's management will host an earnings conference call on Friday, May 11, 2012 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until May 18, 2012:

International:	+1-718-354-1232
Passcode:	74459356

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Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, high production quality, and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Investor Relations

Tel: +86-573-8473-9011

Email:ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:+86-10-8520-6284

Email:sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com

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RENESOLA LTD

 Unaudited Consolidated Balance Sheet

 (US dollars in thousands)

	March 31,	Dec 31,	March 31,
	2012	2011	2011
ASSETS
Current assets:
Cash and cash equivalents	338,899	379,039	388,648
Restricted cash	49,392	58,335	47,234
Available-for-sale investment	-	-	4,754
Accounts receivable, net of allowances for doubtful accounts	170,817	129,636	124,659
Inventories	176,410	154,182	152,409
Advances to suppliers-current	25,449	16,164	31,344
Amounts due from related parties	22,807	6,207	376
Value added tax recoverable	55,369	41,858	56,279
Income tax recoverable	8,308	7,956	2,976
Prepaid expenses and other current assets	26,408	18,718	10,142
Deferred convertible bond issue costs-current	784	784	909
Derivative assets	826	881	3,285
Assets held-for-sale	6,449	6,453	-
Deferred tax assets-current	15,770	12,709	13,901
Total current assets	897,688	832,922	836,916

Property, plant and equipment, net	985,977	980,165	842,616
Prepaid land use right	49,120	48,564	41,039
Deferred tax assets-non-current	28,805	25,157	8,192
Deferred convertible bond issue costs-non-current	2,314	2,510	5,417
Advances to suppliers-non-current	15,604	17,644	25,249
Advances for purchases of property, plant and equipment	51,123	25,867	26,845
Other long-lived assets	10,942	10,501	3,274
Goodwill	6,095	5,646	5,323
Total assets	2,047,668	1,948,976	1,794,871

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LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	662,605	570,894	404,002
Accounts payable	283,067	235,814	177,706
Advances from customers-current	55,603	58,238	60,070
Amounts due to related parties	26,147	4,913	25
Other current liabilities	99,340	114,969	94,342
Income tax payable	4,111	4,111	18,754
Deferred tax liabilities	536	220	1,908
Derivative liabilities	150	218	12,651
Total current liabilities	1,131,559	989,377	769,458

Convertible bond payable-non-current	111,616	111,616	175,000
Long-term borrowings	138,198	144,669	118,809
Advances from customers-non-current	49,039	48,051	76,734
Warranty	13,816	12,835	9,980
Deferred gain	29,527	29,141	25,443
Other long-term liabilities	12,339	12,145	1,346
Total liabilities	1,486,094	1,347,834	1,176,770

Shareholders' equity
Common shares	420,370	422,314	422,254
Additional paid-in capital	5,106	4,111	2,133
Treasury stock	-	(1,944)	-
Retained earnings	64,650	104,859	149,052
Accumulated other comprehensive income	71,176	71,646	44,662
Total equity attribute to ReneSola Ltd	561,302	600,986	618,101
Noncontrolling interest	272	156	-
Total shareholders' equity	561,574	601,142	618,101

Total liabilities and shareholders' equity	2,047,668	1,948,976	1,794,871

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RENESOLA LTD

Unaudited Consolidated Statements of  Income Data

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011

Net revenues	211,485	187,691	359,213
Cost of revenues	(219,518)	(231,061)	(258,040)
Gross profit (loss)	(8,033)	(43,370)	101,173
GP%	(3.8%)	(23.1%)	28.2%

Operating (expenses) income:
Sales and marketing	(5,639)	(5,487)	(3,482)
General and administrative	(12,562)	(8,269)	(9,995)
Research and development	(11,713)	(11,546)	(12,168)
Other operating income	143	15,984	25
Total operating expenses	(29,771)	(9,318)	(25,620)

Income (loss) from operations	(37,804)	(52,688)	75,553

Non-operating (expenses) income:
Interest income	2,806	2,187	485
Interest expense	(12,308)	(11,042)	(7,033)
Foreign exchange gains	801	1,816	4,755
Other-than-temporary impairment loss on available-for-sale investment	-	(1,836)	-
Gains (losses) on derivative, net	36	3,603	(19,804)
Gains on repurchase of convertible bonds	-	8,197	-
Total non-operating (expenses) income	(8,665)	2,925	(21,597)
Income (loss) before income tax, noncontrolling interests	(46,469)	(49,763)	53,956

Income tax benefit (expense)	6,249	13,069	(10,620)
Net income (loss)	(40,220)	(36,694)	43,336

Less: Net loss attributed to noncontrolling interests	(11)	(2)	-
Net income (loss) attributed to holders of ordinary shares	(40,209)	(36,692)	43,336

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Earnings per share
Basic	(0.23)	(0.21)	0.25
Diluted	(0.23)	(0.21)	0.24

Earnings per ADS
Basic	(0.47)	(0.43)	0.50
Diluted	(0.47)	(0.43)	0.49

Weighted average number of shares used in computing earnings per share
Basic	172,613,664	172,613,664	173,856,442
Diluted	172,613,664	172,613,664	179,895,439

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RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Three Months ended
	March 31, 2012	March 31, 2011

Operating activity:
Net income (loss)	(40,220)	43,336
Adjustment to reconcile net income to net cash used in operating activities:
Gain on disposal of land use right	(55)	-
Inventory write-down	12,201	-
Depreciation and amortization	22,897	19,633
Amortization of deferred convertible bond issuances costs and premium	196	34
Allowance of doubtful receivables and advance to suppliers and prepayment for purchases of property, plant and equipment	90	(595)
(Gains) losses on derivatives	(36)	19,804
Share-based compensation	995	1,204
Loss on disposal of long-lived assets	115	-

Changes in assets and liabilities:
Accounts receivable	(63,987)	(41,754)
Inventories	(34,740)	19,447
Advances to suppliers	(7,255)	(15,899)
Amounts due from related parties	4,626	16
Value added tax recoverable	(13,512)	(11,775)
Prepaid expenses and other current assets	(6,274)	6,904
Prepaid land use rights	(127)	1,122
Accounts payable	47,311	(44,542)
Advances from customers	(1,613)	2,777
Income tax payables	(356)	3,262
Other current liabilities	(2,367)	(7,993)
Other long-term liabilities	(241)	(105)
Accrued warranty cost	986	1,205
Deferred tax assets	(6,249)	800
Net cash used in operating activities	(87,617)	(3,119)

Investing activities:
Purchases of property, plant and equipment	(25,487)	(22,317)
Advances for purchases of property, plant and equipment	(19,533)	(9,593)
Proceeds from disposal of property, plant and equipment	22	-
Cash received from government subsidy	634	-
Prepayment for investment	(1,911)	-
Purchases of other long-lived assets	-	(121)
Changes in restricted cash	8,895	(13,268)
Net proceeds from settlement of derivatives	115	20
Net cash used in investing activities	(37,266)	(45,279)

Financing activities:
Proceeds from bank borrowings	278,764	229,177
Repayment of bank borrowings	(193,252)	(232,756)
Proceeds from exercise of stock options	-	120
Contribution from noncontrolling interests	127	-
Proceeds from issuance of convertible bonds	-	175,000
Cash paid for issuance costs	-	(6,360)
Purchase of capped call transaction	-	(21,505)
Net cash provided by financing activities	85,638	143,676

Effect of exchange rate changes	(895)	2,668

Net increase (decrease) in cash and cash equivalents	(40,140)	97,946
Cash and cash equivalents, beginning of year	379,039	290,702
Cash and cash equivalents, end of year	338,899	388,648

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RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands)

	Three Months ended
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Net income (loss)	(40,220)	(36,694)	43,336
Other comprehensive income, net of tax
Foreign exchange translation adjustment	(470)	6,374	5,725
Change in fair value of available for sale investment	-	-	1,181
Changes in fair value of cash flow hedges	-	(785)	1,575
Other comprehensive income, net of tax	(470)	5,589	8,481

Comprehensive income (loss)	(40,690)	(31,105)	51,817
Less: comprehensive income (loss) attributable to non-controlling interest	(11)	(2)	-
Comprehensive income (loss) attributable to ReneSola	(40,679)	(31,103)	51,817

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